

Mail Stop 4628

December 21, 2016

Glen C. Warren, Jr.
President, Chief Financial Officer and Secretary
Antero Resources Corporation
1615 Wynkoop Street
Denver, Colorado 80202

> **Re: Antero Resources Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2015**
> **Filed February 24, 2016**
> **File No. 1-36120**

Dear Mr. Warren:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2015

Business and Properties, page 1

Proved Undeveloped Reserves, page 6

1.   The disclosure on page 6 explains that the negative revision of 2,332 Bcfe or approximately 26% of the prior estimate of proved undeveloped reserves at December 31, 2014 was due to the SEC 5-year development rule because the Company no longer expects certain locations in the eastern portion of the Marcellus acreage containing primarily dry gas to be developed within five years. We note similar disclosure provided in your Form 10-K for the fiscal year ending December 31, 2014 explaining the negative revision of 1,417 Bcfe or approximately 25% of the prior estimate of proved undeveloped reserves at December 31, 2013 was due to the reclassification of 191 dry gas wells to the probable category because they were no longer expected to be drilled within five years as your drilling plans were more focused on liquids-rich acreage. Furthermore, disclosure

provided in your Form 10-K for the fiscal year ending December 31, 2013 indicates that you reclassified 65 wells to the probable category because they are no longer expected to be drilled within five years of initial booking.

Given the successive nature of the revisions to your proved undeveloped reserves, please tell us how the reserves disclosed for the fiscal years ending December 31, 2013, 2014 and 2015 complied with the requirement of reasonable certainty pursuant to Rule 4-10(a)(22) of Regulation S-X and the requirement relating to an adopted development plan and schedule as set forth in the definition of undeveloped reserves under Rule 4-10(a)(31)(ii) of Regulation S-X.

2. To the extent that you continue to disclose dry gas locations as proved undeveloped reserves as of December 31, 2015, please quantify for us and expand your disclosure to provide the total number of locations and net proved reserve amounts pursuant to FASB ASC 932-235-50-10. Also refer to refer to Rule 4-10(a)(31)(ii) of Regulation S-X and to Question 131.04 in the Compliance and Disclosure Interpretations (C&DIs), issued October 26, 2009 and updated May 16, 2013, and affirm that all such locations are part of a development plan adopted by the Company's management including approval by the Board, if such approval is required. You may find the C&DIs on our website at the following address:

http://www.sec.gov/divisions/corpfin/guidance/oilandgas-interp.htm.

3. Your disclosure indicates that you have approximately $5.1 billion in future development costs to be incurred over the next five years relating to your proved undeveloped reserves which if calculated as a straight line five year average would represent expenditures of approximately $1.02 billion per year. However, the disclosure provided on page 6 and elsewhere on page 2 indicates that during 2015, you incurred approximately $577 million in capital expenditures to convert proved undeveloped reserves to proved developed reserves and that you plan to reduce the 2016 capital budget for drilling, completions and land for 2016 by 24% from your 2015 capital budget. You also disclose on page 2 that in conjunction with the reduction in capital expenditures during 2015, you deferred the completion of 50 wells.

Please expand the disclosure relating to conversion of your proved undeveloped reserves to explain your development plans sufficiently to understand how you have complied with the timeframe stipulated for development within Rule 4-10(a)(31)(ii) of Regulation S-X, and how you have formulated a reasonable expectation that any financing necessary to proceed with development will be available, as required by Rule 4-10(a)(26) of Regulation S-X, prior to reporting these reserves.

4. Please provide us with your development schedule, indicating for each future annual period, the number of gross wells, the net quantities of proved reserves and estimated

capital expenditures necessary to convert all of the proved undeveloped reserves disclosed as of December 31, 2015 to developed.

Undeveloped Acreage Expirations, page 9

5.   We note the acreage scheduled to expire over the next three years represents approximately 23% and 61% of the total net undeveloped Marcellus and Utica acreage, respectively. Please tell us the extent to which you have assigned any proved undeveloped reserves to locations which are currently scheduled to be drilled after lease expiration. If there are material quantities of net proved undeveloped reserves relating to such locations, please expand your disclosure to identify the number of locations, the related net reserve quantities, and clarify your plans and the related expenditures necessary to extend the time to expiration of such leases.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact John Hodgin, Petroleum Engineer, at (202) 551-3699 if you have questions regarding the comments. Please contact me at (202) 551-3745 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director
Office of Natural Resources